FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc (GSK) was advised on 1 October 2014, that on 30 September 2014 the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £14.22 per Ordinary Share, and notional ADSs at a price of $46.31 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 July 2014 to 30 September 2014:

Non Executive Director	Ordinary Shares	American Depositary Shares (ADSs)
Sir Christopher Gent	4,395.218
Professor Sir Roy Anderson	505.450
Dr Stephanie Burns		633.729
Stacey Cartwright	373.594
Lynn Elsenhans		1,140.713
Judy Lewent		491.686
Sir Deryck Maughan		1,529.691
Dr Daniel Podolsky		1,147.268
Tom de Swaan	461.498
Jing Ulrich		316.865
Hans Wijers	373.594

V A Whyte
Company Secretary

1 October 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 01, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc